

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-3561**

Mail Stop 3561

September 10, 2009

Bruce Dugan
Chief Executive Officer
Inicia Incorporated
360 East 55th Street, Suite 13G
New York, NY 10022

> **Re:     Inicia Incorporated**
> **Form 1-A Amendment No. 6**
> **Filed on August 10, 2009**
> **File No. 24-10228**

Dear Mr. Dugan:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      We note your responses to comments two and three of our letter dated June 19, 2009 regarding preferred stock.  Your response letter and Exhibit 15(d) indicate that the shares of preferred stock issued to New Century and Keystone were canceled on June 5, 2009.  Please file the agreement or waiver by New Century and Keystone agreeing to the cancellation of their shares of preferred stock.

2.      Please advise us (1) how the cancellation was implemented and (2) what the

circumstances were under which New Century and Keystone agreed to have their preferred stock cancelled.  For example, advise use if any consideration was given by you or your management in exchange for the cancellation.

Part I – Notifications, page 2

Item 1. Significant Parties, page 2

3.     Please advise us why Mr. Krome is not listed as counsel.

4.     We note your response to comment five of our letter dated June 19, 2009, and we reissue it.  Please provide us a legal analysis of why New Capital, Keystone, Mr. Zimbler, Mr. Apolant, and Ms. Pergola would not be considered your promoters.

Item 4. Jurisdictions in Which Securities are to be Offered, page 4

5.     We note your response to comment 17 of our letter dated February 24, 2009, and we reissue the comment.  If your officers and directors are selling securities on behalf of the issuer, they may be deemed a broker-dealer under the Securities Exchange Act of 1934 unless they qualify for an exemption.  If the exemption under Rule 3a4-1 will not be relied upon, please advise us of any other exemption the individuals anticipate relying on.  If your officers and directors will seek the exemption under Rule 3a4-1, please provide a legal analysis explaining how they will qualify for the exemption.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 4

6.     Please advise us why Mr. Apolant is no longer listed as the control person of New Century.

Part II – Offering Circular, page 6

Cover, page 6

7.     Please include the following cross-reference, as required by the Instructions to Offering Circular Model A:

> **SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.**

Risk Factors, page 8

8.      We note the revised disclosure in the last risk factor on page 10 regarding "Limited Public Market Activity …"  Please revise to disclose, as of the most recent practicable date, the trade date and price for trading in your shares.

9.      We note the revised disclosure on page 11 regarding "Failure to File Exchange Act Reports."  Please revise to clarify, if true, that you ceased reporting before undertaking this offering and that you do not anticipate becoming a reporting company.  Similarly revise the fifth paragraph under "History and Organization" on page 14.

10.     We note the revised disclosure on page 11 regarding the company's development stage status and revenues.  Please revise here and page 15 to quantify the approximate amount of revenues instead of referring to "revenues" from i2 Media Lab and "marginal revenue" from a BETA website.  It is unclear what amount of revenues you believe is marginal compared to not marginal.

Business, page 13

11.     Please disclose the identities of the "industry leaders who will assist the Company on a contractual basis, in crucial areas such as public and media relations, business affairs, product development, [and] distribution and film production," as described on page 14 of your offering circular.  Please file any agreements and describe your relationship with them in more detail.

12.     We note your response to comment nine of our letter dated June 19, 2009, and we reissue the comment in part.  Please balance your disclosure while discussing your existing and pending projects.  In describing your businesses you often use projections that are not accompanied by an explanation of the bases underlying the statements.  As a non-exclusive example, on page 23 you discuss earning possibly $50,000 per year through Youtube.com's partner programs, but you do not appear to have any history or basis for making this projection.  Similarly, you mention the potential amounts that you may charge for your various computer services on pages 16 and 17, but it is unclear on what basis you arrived at these figures.  As another non-exclusive example, we note the statement on page 54 that you "expect … that [you] will be able to slowly grow this segment of the business to a consistent $50,000 - $100,000 per year within the next twenty four (24) months."

13.     Please revise to clearly identify the order of priority for the use of proceeds, including the several projects identified in your Business disclosure.  We suggest that you create columns for mid-level amounts of total proceeds, including 25% and 50%.  We may have further comment.

14.     We note your response to comment 10 of our letter dated June 19, 2009, and we reissue it.  Please revise the Event or Milestone table on page 30 to include the cost to achieve each milestone and whether the funding will come from offering proceeds.  Also, please revise your discussion for Question 4(b) to include how the milestones will change if the offering only raises a portion of the maximum proceeds.  You should list the priority in which your projects will be funded should you fail to raise the full $560,000 from your offering.

15.     We note your response to comment 12 of our letter dated June 19, 2009, and we reissue it.  The discussion on the general market overview of the internet's impact on the media and entertainment industry on page 20 still appears to be too broad compared to your industry of niche and specialty media, software, and website businesses.  Either delete this section or revise to briefly contrast this broader industry to your the more specialized industry focus provided in Question 3(c).

16.     We note your response to comment 13 of our letter dated June 19, 2009, and we reissue it.  Please revise to provide a discussion of the competitors for Mix Lab, even if the competitors lack the same breadth or scope of your prospective website.  Similarly, please provide a discussion of your competitors for all of your websites that you will launch in the next 12 months beyond TGLIFE.com, Mix Lab, and Expat 360.

17.     Please revise references on page 17 and elsewhere to "successful completion" of the offering to explain what that means.  For example, it is unclear if you believe receipt of 25%, 50% or 75% of the total possible proceeds would qualify as successful.

18.     Please revise Item 3(g) to quantify any rent paid to the CEO.

Dividends, Distributions and Redemptions, page 38

19.     Please revise to describe the debt conversions as listed in Exhibit 15(e).

Offering Price Factors, page 31

20.     Please revise to clarify the reasons provided under Question 7(a) concerning the net tangible book value per share compared to the offering price.  It is unclear why you assume what appear to be speculative revenues from future operations and completion of this offering when discussing the price per share that you determined for this offering.  Similarly, it is unclear how the existing shareholders' "dilution" affects the price determined for this offering.  It appears that potential investors' shares will be diluted, not those of existing shareholders.  Please revise accordingly.

Use of Proceeds, page 33

21.     Please clarify the amount and source of the now $100,000 amount due to New
        Century and others.  It is unclear why you identify this amount as part of offering
        expenses.  With a view to clarifying disclosure, advise whether you believe it is
        similar to a finder's fee.  We may have further comment.

22.     Please delete the last sentence in the last italicized paragraph on page 33.
        Similarly revise to eliminate other changes to the Notes to Form 1-A.

23.     Please revise your disclosure under Question 10(b) to include the material terms
        of the indebtedness to Mr. Delfino and Ms. Bitar.

Capitalization, page 34

24.     Please revise Item 12 on page 34 to address indebtedness described in the fourth
        full paragraph on page 55.

25.     We note your response to comment 19 of our letter dated June 19, 2009.  With a
        view to disclosure, advise us whether there were two separate classes of preferred
        stock as of March 31, 2009.

Principal Stockholders, page 43

26.     We note your response to comment 24 of our letter dated June 19, 2009, and we
        reissue it.  Your principal stockholder table must include all officers and directors,
        regardless of their ownership percentage.  Your table also omits the average price
        paid per share, number of shares held after the offering, and the percentage of
        ownership after the offering.  In addition, please complete Question 38 of
        Offering Circular Model A.

Financial Statements, page 46

General

27.     It appears that your financial statements for the years ended December 31, 2007
        and 2008 have been restated.  Specifically, for the year ended the December 31,
        2007, it appears that every line item on your balance sheet and every line item on
        your income statement, with the exception of rent, has been revised.  For the year
        ended December 31, 2008, it appears that every line item on your balance sheet,
        with the exception of other assets, and every line item on your income statement
        has been revised.  Please revise to clearly indicate on the face of the financial
        statements that they have been restated.  In addition, please include a note to your
        financial statements that includes the disclosures required by paragraph 26 of

SFAS 154.

28.   The financial statements should be updated, as necessary, to comply with Form 1-A, part F/S.

Balance Sheet, page 46

29.   For each period presented, please disclose the number of shares of common stock and preferred stock outstanding on the face of your balance sheet (i.e. Common stock, par value $0.01 per share:  500,000,000 authorized, X shares outstanding December 31, 2007, Y shares outstanding December 31, 2008 and Z shares outstanding March 31, 2009.

Statements of Income and Loss, page 47

30.   We reviewed your response to our prior comment 27.  It appears you calculated your loss per share amounts based on the shares outstanding at the end of the period rather than the weighted average shares during the period.  In a recapitalization, please note that earnings per share should be recalculated for periods prior to the merger due to the retroactive restatement of your financial statements.  Based on the consideration issued of 84 million shares to effect the reverse acquisition, that amount would be used as the weighted average outstanding shares in calculating earnings per share at December 31, 2007, not 1,500 shares.  In addition, 84 million shares would be considered outstanding at January 1, 2008 for your calculation of weighted average outstanding shares for the year ended December 31, 2008.  Please revise or advise.

Statements of Cash Flows, page 48

31.   We reviewed your response to our prior comment 28.  In this connection, please tell us about the following apparent inconsistencies in your statements of cash flows or revise:
   •   For the year ended December 31, 2008, cash provided by financing activities does not appear to reconcile to the $11,421 increase in loans payable and the $49,537 in net capital contributions
   •   For the years ended December 31, 2008 and 2007, provide your reconciliation of cash provided (used) in operations: all other – net (i.e. receivables, accounts payable, etc.)
   •   For the year ended December 31, 2008, you reported a cash inflow of $3,000.  Please explain the source of this increase in cash and how you determined its classification as an investing activity
   •   For the year ended December 31, 2008 and period ended March 31, 2009, you reported cash inflows from Keystone Capital Resources and New Century Capital.  Based on Exhibit 15(e), these transactions appear to be

> the result of conversions of debt, not cash inflows
> • Several columns do not foot.

32. We reviewed your response to our prior comment 28, noting your disclosure that you did not have any non-cash investing or financing activities. Tell us how you considered your various conversions of debt into common stock (as described in Exhibit 15(e)), in forming your conclusion. Refer to paragraph 32 of SFAS 95.

Statements of Changes in Shareholders' Equity, page 51

33. We reviewed your response to our prior comment 29. Your response did not address our comment, thus the comment will be reissued. Please revise to present your statement of shareholders equity in tabular format. A revised presentation should include the following:
    • Each row should include a separate transaction or group of transactions (i.e. net loss for period, debt conversion, issuance of shares, etc.)
    • A column describing each transaction (i.e. debt conversion, issuance of shares, net income/loss, etc.)
    • A column disclosing the number of common shares issued for each transaction
    • A column disclosing the dollar amount at par value of common shares issued for each transaction (i.e. 800,000 shares issued at $0.01 par value would be listed as $8,000 in this column)
    • A column disclosing the number of preferred shares issued
    • A column disclosing the dollar amount of preferred shares issued
    • A column disclosing the dollar amount of additional paid-in capital for each transaction, if any.
    • A column disclosing a roll forward of your retained earnings
    • A total column providing the sum for each transaction of (i) the dollar amount at par value of common shares, (ii) the dollar amount of preferred shares, (iii) additional paid in capital, if any, and (iv) the impact on retained earnings, if any
    • A row totaling activity for each period end (i.e. December 31, 2007, December 31, 2008 and March 31, 2009).

34. Considering the reverse merger of September 23, 2008, please tell us why it is appropriate to present the issuances of 130 shares on December 31, 2007 to Mr. Dugan and 50 shares on September 20, 2008 to Mr. Zimbler. It appears these were shares of Inicia that were issued prior to the merger with Elgin. Please advise or revise.

35. In connection with the comment above, please provide us with the facts and circumstances surrounding the September 20, 2008 and January 6, 2009 capital withdrawals. In your response, ensure to clarify if these withdrawals occurred

from Inicia prior to the merger with Elgin.

Notes to Financial Statements

Note 2, page 50

36.     We note your disclosure that there were 101,238,300 shares outstanding at December 31, 2008.  Tell us how you determined this figure. Based upon information within your offering statement, it appears there should be 102,888,300 shares outstanding at December 31, 2008 (i.e. 17,238,300 at December 31, 2007 + 84,000,000 issued in the recapitalization + 1,650,000 issued to Keystone Capital Resources for debt conversion).  Please advise or revise.

37.     Please revise Item 49 to disclose the gross margin figures for your revenues.

Exhibits, page 56

38.     We note your legality opinion, filed as Exhibit 11, references Mr. Krome as "counsel for Global Dynamics Corp.," not Inicia.  Please revise or advise.

Exhibit 15(d) Board Resolution to rescind preferred shares dated June 5, 2009

39.     In your correspondence dated August 5, 2009, we note that your Board of Director's June 5, 2009 rescission of the two outstanding preferred shares was agreed to by the shareholders of these shares.  Please amend to provide the Board authorization that includes the signature of these shareholders (i.e. Exhibit 15(d)).

*       *       *

        As appropriate, please amend your offering statement in response to the comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Blaise Rhodes, the primary accounting examiner for this filing, at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.  Please contact Edwin Kim, the primary legal examiner for this filing, at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with other questions.

Sincerely,


John Reynolds
Assistant Director


cc:     M. David Sayid
        Fax (212) 247-7535